Exhibit 99.1

XChange TEC.INC

RECEIVES NASDAQ MINIMUM MARKET VALUE DEFICIENCY NOTICE

SHANGHAI, China, November 15, 2024 (PRNewswire) -- XChange TEC.INC (NASDAQ: XHG) (the “Company”), today announced that it has received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) dated November 13, 2024 stating that the Company is not in compliance with the requirement to maintain a minimum Market Value of Listed Securities (“MVLS”) of $35 million as set forth under Nasdaq Listing Rule for continued listing on The Nasdaq Capital Market.

Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum MVLS of $35 million (the “MVLS Requirement”), and Nasdaq Listing Rule 5810(c)(3)(C) specifies that a deficiency occurs if the MVLS falls below this threshold for 30 consecutive business days. Based on the Company’s MVLS for the 30 consecutive business days from October 2, 2024, to November 12, 2024, the Company no longer meets this requirement. The Notice further states that the Company also does not meet the alternative requirements under Nasdaq Listing Rules 5550(b)(1) and 5550(b)(3).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a 180-calendar-day compliance period, which expires on May 12, 2025. If, during this period, the Company’s MVLS closes at or above $35 million for at least 10 consecutive business days, Nasdaq will notify the Company of its compliance, and the matter will be closed.

If the Company is unable to regain compliance with the applicable Nasdaq Listing Rules by the end of the compliance period, it will receive a written notice that its securities are subject to delisting.

The Notice has no immediate effect on the listing of the Company’s securities and the Company’s securities continue to trade on Nasdaq. The Company intends to take appropriate actions within the specified period to regain compliance. However, there can be no assurance that the Company will be able to regain compliance under the MVLS Requirement and other applicable Nasdaq Listing Rules.

About XChange TEC.INC

XChange TEC.INC, through its subsidiaries and consolidated variable interest entities, operates insurance agency and insurance technology business. The insurance agency is PRC-licensed and operates nationwide in the PRC with a wide range of insurance products underwritten by major insurance companies, including industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in the PRC. The insurance technology business is focused on operating and developing insurance technology in the PRC, including developing SaaS platform to connect consumers and underwriting support.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the Company’s plans to regain compliance with Nasdaq Rules for continued listing. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the U.S. Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Luna Guo

E-mail: luna@fenglinju.cn